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                            August 2, 2021

       Matthew Walters
       Chief Executive Officer
       JAWS Spitfire Acquisition Corp
       1601 Washington Avenue, Suite 800
       Miami Beach, FL 33139

                                                        Re: JAWS Spitfire
Acquisition Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 20, 2021
                                                            File No. 333-256057

       Dear Mr. Walters:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4 filed July 20,
2021

       Notes to Unaudited Pro Forma Condensed Combined Financial Information
       4. New Velo3D Earnout Shares, page 181

   1.                                                   We note on page 105
that on July 20, 2021, the parties amended the Business
                                                        Combination Agreement
to make certain clarifying changes to defined terms that relate to how the Per Share
Consideration and the Earnout Shares are allocated among the pre-
                                                        closing company equity
holders. Please tell us how this amendment impacted your pro forma presentation, if
at all.
 Matthew Walters
FirstName  LastNameMatthew    Walters
JAWS Spitfire  Acquisition Corp
Comapany
August     NameJAWS Spitfire Acquisition Corp
       2, 2021
August
Page 2 2, 2021 Page 2
FirstName LastName
Velo3D's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Information, page 226

2. We note that you deleted the paragraph explaining management's reasons for its presentation and use of the non-GAAP measure titled "Adjusted EBITDA as a percent of revenue." Please disclose the information required pursuant to Item 10(e)(1)(i)(C)-(D) of
         Regulation S-K.
Velo3D, Inc -Notes to Condensed Financial Statements
13. Equity Instruments
Rights, Preferences and Privileges of Redeemable Convertible Preferred Stock Anti-dilution Provisions, page F-88

3. Pending the effective date of ASU 2020-06, tell us how you considered the guidance in
         ASC 470-20-35-1 and Example 5 in ASC 470-20-55-22 through 24 to measure the incremental intrinsic value that resulted from the triggered contingent conversion features of Series A, B and C redeemable convertible preferred stock.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Christian Nagler, Esq.